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                         Progenics Pharmaceuticals, Inc.

      Supplement No. 1 to Offer To Exchange Outstanding Options Granted To
       Employees of Progenics On January 1, 2000 And January 7, 2000 And,
       Solely With Regard To Those Employees Who Were Hired On Or Between
         January 1, 2000 And February 28, 2001, Options Granted On Such
                        Employees' Original Date Of Hire

                     The Offer And Withdrawal Rights Expire
               At 12:00 Midnight, Eastern Time, On June 23, 2001,
                         Unless The Offer Is Extended.


Memorandum to Employees:

We wish to remind you that our previously announced offer to exchange certain options expires at the end of next week, as specified above. If you have not done so already, and you wish to participate in this program, please complete and return the previously distributed election form to Gina M. Clements. If you need an additional election form, you can receive one by contacting Gina at 914-789-2872.

Enclosed for your review, in connection with the program, is a copy of our Annual Report on Form 10-K for the year ended December 31, 2000 as well as our quarterly report on Form 10-Q for the quarter ended March 31, 2001.

Also, for your information below please find supplemental matters raised in connection with our option exchange offer. The information below amends and supplements the Offer to Exchange dated May 25, 2001 previously distributed to you.

1.       When will I receive my replacement options?

         We will grant the new options on the date of the first meeting of the compensation committee of the Progenics board of directors held more than six months and a day after the date we cancel the options accepted for exchange. If we cancel options elected for exchange on June 25, 2001, the first business day after the scheduled expiration date of the offer, the Progenics' compensation committee will grant the replacement options on or after December 26, 2001. While we intend for the compensation committee to meet and grant the new options on December 26, 2001 or as soon thereafter as reasonably possible, and believe that it will do so, we cannot guarantee that the options will be granted in a timely fashion. For example, members of the compensation committee may be unable to meet due to illness or other unforeseen events, which could delay the grant of new options until after December 26, 2001. Therefore, if you elect to participate in the exchange offer, you may not receive your new options in the time frame we currently envision.

2.       Are any of Progenics' officers participating in the exchange offer?

         As we stated in the Offer to Exchange, the exchange offer is open to all employees of Progenics (other than directors) who hold options granted on January 1, 2000 and January 7, 2000 and, solely with regard to those employees who were hired on or between January 1, 2000 and February 28, 2001, options granted on such employees' original date of hire. Progenics' officers (other than directors) are therefore eligible to participate in the offer. If they participate in the exchange offer, our officers are required to participate on the same terms as all other Progenics employees. Whether or not these officers will participate in the exchange offer will depend on their own personal circumstances and other factors.

3.       When may I withdraw previously elected options?




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         You may withdraw your options elected for exchange at any time before
12:00 Midnight, Eastern Time, on June 23, 2001. If we extend the offer beyond that time, you may withdraw your elected options at any time until the expiration of the offer. In addition, until we accept your elected options for exchange after Midnight, Eastern Time, on June 23, 2001, you may withdraw your options elected for exchange at any time after Midnight, Eastern Time, on June 23, 2001. Furthermore, you may withdraw your election to exchange your options after Midnight, Eastern Time, on July 24, 2001 if we do not accept your options tendered for exchange before such time. We intend to accept options tendered for exchange immediately after Midnight, Eastern Time, on June 23, 2001. To the extent we do not accept a tendered option, the burden is on us to promptly return your rejected option.

4. What happens if Progenics is subject to a change of control before the replacement options are granted?

         If we are party to a change in control transaction before the replacement options are granted, we would take all appropriate and available measures to require the surviving corporation to inherit our obligation to grant replacement options. Please see question 33 on page 7 of the Offer to Exchange for more details. We cannot assure you, however, that the surviving corporation would agree to inherit our obligation to grant replacement options. If you participate in the exchange offer and the surviving corporation in a change of control transaction involving us does not honor our obligation to grant you replacement options, you will lose all your options.

5. What steps need I take to receive the additional option grant if I am an employee hired on or between January 1, 2000 and February 28, 2001 and I do not want to participate in the exchange offer?

         If you are an employee of Progenics and were hired on or between January 1, 2000 and February 28, 2001 and you elect to NOT participate in the exchange offer, we will grant you new options to purchase an amount of our common stock equal to 20% of the original amount of your hire-date stock option grant. If you choose not to exchange your options, for our records we would like you to check the appropriate box on the election form, and sign and date the form and return it to us. However, if you choose not to exchange your options you will receive the additional option grant regardless of whether you complete the form.

6. Why won't the exercise price for the additional option grant be set in advance?

         Those employees hired on or between January 1, 2000 and February 28, 2001 who do not elect to exchange their new-hire option grants will receive an additional option grant for a number of shares equal to 20% of the shares covered by their new-hire option grant. This grant will be made on the first business day after the offer expires and will have an exercise price equal to the most recent closing price of the common stock as of the expiration of the offer. Progenics is not setting in advance the exercise price for the additional options because if it did, and the price for Progenics stock increased prior to the expiration of the offer, under applicable accounting principles Progenics would need to record compensation expense, which could be deleterious.



                                               PROGENICS PHARMACEUTICALS, INC.

                                               June 13, 2001